FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

March 9, 2007

Item 3: News Release:

A news release dated and issued on March 9, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. announces it has closed its non-brokered private placement.

Item 5: Full Description of Material Change:

March 9, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) ) is pleased to announce that further to its news release of January 29, 2007 the Company has closed its non-brokered private placement and has issued 750,000 units at a purchase price of $0.40 per unit for gross proceeds of $300,000.

Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing.

In connection with this closing, the Company has paid $22,720 as a finder fee.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on July 8, 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of March 2007.